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May 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: David Orlic

Re:    Angel Oak Financial Strategies Income Term Trust (File Nos. 333-225967 and 811-23358)

Dear Mr. Orlic:

This letter responds to comments you conveyed to me via telephone on May 14, 2019 in connection with the Securities and Exchange Commission staff’s review of Pre-Effective Amendment No. 2 to the Angel Oak Financial Strategies Income Term Trust’s (the “Fund’s”) registration statement on Form N-2 (the “Registration Statement”), which was filed on May 3, 2019. Capitalized terms not defined herein have the definitions provided to them in Registration Statement.

1.   Comment: The “Dividend Reinvestment and Cash Purchase Plan Fees” line item in the table in the “Summary of Fees and Expenses” section of the prospectus indicates that there are no fees associated with Shares issued to shareholders under the dividend reinvestment plan. However, footnote 4 to the table states that “dividend reinvestment plan participants that direct a sale of Shares through the Plan Agent are subject to a fee of $25.00 plus a sales commission of $4.95.” Please explain how these two statements can be reconciled.

Response: As is more fully described in the “Dividend Reinvestment Plan” section of the prospectus, there are no brokerage charges with respect to Shares issued directly by the Fund pursuant to the Fund’s dividend reinvestment plan. The disclosure in footnote 4 to the table refers only to situations in which a shareholder directs the Plan Agent to execute a sale of the Shares received pursuant to the dividend reinvestment plan, in which case the Plan Agent, acting as a broker on behalf of the shareholder (and not in its capacity as the Plan Agent), will be entitled to receive a brokerage fee as it would in connection with any open market transaction it executes on behalf of a customer. The footnote is intended to disclose to shareholders the costs that would be associated with directing such trades.

2.   Comment: Under “Additional Compensation to Be Paid by The Adviser and Other Relationships,” the disclosure states that “the Adviser has entered into a consulting arrangement with a consultant to Click IPO Securities, LLC pursuant to which the consultant will provide the Adviser with advice regarding the design, structuring and marketing strategies of the Fund.” Please file as an exhibit to the Registration Statement a copy of the agreement between the Adviser and Click IPO Securities, LLC relating to this arrangement.

Response: The Fund will file a copy of the above-referenced agreement as an exhibit in a pre-effective amendment to the Registration Statement.

Should you have any questions or comments, please contact me at 202.261.3392 or Stephen T. Cohen at 202.261.3304.

Sincerely,

/s/ Matthew E. Barsamian

Matthew E. Barsamian

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